UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              QS COMMUNICATIONS AG
                              --------------------
                                (Name of Issuer)

                 Common Stock, Euro 1.00 Nominal Value Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   74727G101
                                   ---------
                                 (CUSIP Number)

                             Edward D. Sopher, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2002
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 20 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 2 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  BAKER COMMUNICATIONS FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   1,276,119
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,276,119

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]


13       Percent of Class Represented By Amount in Row (11)

                                            1.22%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 3 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  BAKER COMMUNICATIONS FUND (CAYMAN), L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  29,438,935
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   29,438,935
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            29,438,935

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            28.03%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 4 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  BAKER CAPITAL PARTNERS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   1,276,119
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,276,119

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,276,119

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            1.22%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 5 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  BAKER CAPITAL PARTNERS (ANGUILLA), LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Anguilla

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   29,438,935
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            29,438,935

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            29,438,935

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            28.03%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 6 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  JOHN C. BAKER

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  9,130
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   33,918,245
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   9,130
    With
                           10       Shared Dispositive Power
                                            33,918,245

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            33,927,375

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            32.31%

14       Type of Reporting Person (See Instructions)

                  IN; IA

                                  SCHEDULE 13D
CUSIP No. 74727G101                                           Page 7 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  ASHLEY LEEDS

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  9,130
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   33,918,245
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   9,130
    With
                           10       Shared Dispositive Power
                                            33,918,245

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            33,927,375

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            32.31%

14       Type of Reporting Person (See Instructions)

                  IN; IA

                                                              Page 8 of 20 Pages


         This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, Euro 1.00 nominal value per share (the "Shares"), of QS Communications AG (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated April 27, 2000, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that pursuant to the Contribution Agreement (as defined herein), all of the Shares previously held for the account of Baker Fund (as defined herein) are now held for the account of Baker Fund Cayman (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)    Baker Communications Fund, L.P. ("Baker Fund");

         (ii)   Baker Communications Fund (Cayman), L.P. ("Baker Fund Cayman");

         (iii)  Baker Capital Partners, LLC ("Baker Partners");

         (iv)   Baker Capital Partners (Anguilla), L.L.C. ("BCP Anguilla");

         (v)    Mr. John C. Baker ("Mr. Baker"); and

         (vi)   Ms. Ashley Leeds ("Ms. Leeds").

         This Statement relates to the Shares held for the accounts of certain limited partnerships of which the general partner is managed by Mr. Baker and Ms. Leeds (the "Limited Partnerships"), Baker QSC Coinvestors, L.P., a Delaware limited partnership ("Baker Coinvestors, L.P."), Baker Fund Cayman, Mr. Baker and Ms. Leeds.

         Baker Fund is a Delaware limited partnership with its principal business address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Fund is investment in securities. Baker Fund is the managing member of Baker QSC Coinvestors, LLC, a Delaware limited liability company ("Baker Coinvestors, LLC"), the general partner of Baker Coinvestors, L.P., and, as such, is vested with investment discretion over the Shares held for the account of Baker Coinvestors, L.P. As a result, Baker Fund may be deemed the beneficial owner of the Shares held for the account of Baker Coinvestors, L.P.

         Baker Fund Cayman is a Cayman Islands exempted limited partnership with its principal business address at c/o Baker Capital Corp., 540 Madison Avenue, New York, NY 10022. The principal business of Baker Fund Cayman is investment in securities.

         Baker Partners is a Delaware limited liability company with its principal business address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Partners is to serve as the sole general partner of Baker Fund and as the co-general partner for other affiliated funds. As such, Baker Partners is vested with investment discretion over the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. As a result, Baker Partners may be deemed the beneficial owner of the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. Current information concerning the managers of Baker Partners is set forth in Annex A hereto.

                                                              Page 9 of 20 Pages

         BCP Anguilla is an Anguilla limited liability company with its principal business address at c/o Baker Capital Corp., 540 Madison Avenue, New York, NY 10022. The principal business of BCP Anguilla is to serve as general partner of Baker Fund Cayman. As such, BCP Anguilla is vested with investment discretion over the Shares held for the account of Baker Fund Cayman. As a result, BCP Anguilla may be deemed the beneficial owner of the Shares held for the account of Baker Fund Cayman. Current information concerning the managers of BCP Anguilla is set forth in Annex B hereto.

         Mr. Baker is a citizen of the United States. The principal occupation of Mr. Baker is serving as a manager of Baker Partners and BCP Anguilla, which is carried out at Baker Partners' principal address. Mr. Baker, as a manager of Baker Partners, is vested with investment discretion over the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. In addition, as a manager of BCP Anguilla, Mr. Baker is vested with investment discretion over the Shares held for the account of Baker Fund Cayman. In such capacities, Mr. Baker may be deemed the beneficial owner of the Shares held for the accounts of Baker Fund, Baker Coinvestors, L.P. and Baker Fund Cayman. Mr. Baker also serves as a manager of the general partner of the other Limited Partnerships and, as such, is vested with investment discretion over the Shares held for the accounts of the other Limited Partnerships. As a result, Mr. Baker may be deemed the beneficial owner of the Shares held for the accounts of the Limited Partnerships.

         Ms. Leeds is a citizen of the United States. The principal occupation of Ms. Leeds is serving as a manager of Baker Partners and BCP Anguilla, which is carried out at Baker Partners' principal address. Ms. Leeds, as a manager of Baker Partners, is vested with investment discretion over the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. In addition, as a manager of BCP Anguilla, Ms. Leeds is vested with investment discretion over the Shares held for the account of Baker Fund Cayman. In such capacities, Ms. Leeds may be deemed the beneficial owner of the Shares held for the accounts of Baker Fund, Baker Coinvestors, L.P. and Baker Fund Cayman. Ms. Leeds also serves as a manager of the general partner of the Limited Partnerships and, as such, is vested with investment discretion over the Shares held for the accounts of the other Limited Partnerships. As a result, Ms. Leeds may be deemed the beneficial owner of the Shares held for the accounts of the Limited Partnerships.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

         Pursuant to the terms of the Contribution Agreement (as defined herein), Baker Fund transferred all of the Shares held for its account, 29,438,935 Shares, to Baker Fund Cayman and Baker Fund Cayman's General Partner, BCP Anguilla. Also pursuant to the Contribution Agreement, BCP Anguilla transferred the Shares it received from Baker Fund to Baker Fund Cayman. In consideration for these transfers, Baker Fund Cayman issued partnership interests that were distributed to the partners of Baker Fund.

                                                             Page 10 of 20 Pages

Item 4.  Purpose of Transaction

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) (i) Baker Fund and Baker Partners may be deemed the beneficial owner of the 1,276,119 Shares held for the account of Baker
Coinvestors,   L.P.   (approximately   1.22%  of  the  total  number  of  Shares
outstanding).

                (ii) Baker Fund Cayman and BCP Anguilla may be deemed the beneficial owner of 29,438,935 Shares held for the account of Baker Fund Cayman (approximately 28.03% of the total number of Shares outstanding).

                (iii) Mr. Baker may be deemed the beneficial owner of 33,927,375 Shares (approximately 32.31% of the total number of Shares outstanding assuming the conversion of convertible bonds held for the account of Mr. Baker). This number consists of (1) 29,438,935 Shares held for the account of Baker Fund Cayman, (2) 9,130 Shares issuable upon conversion by Mr. Baker of convertible bonds currently held for his account, (3) 1,276,119 Shares held for the account of Baker Coinvestors, L.P., and (4) 3,203,191 Shares held for the accounts of the other Limited Partnerships.

                (iv) Ms. Leeds may be deemed the beneficial owner of 33,927,375 Shares (approximately 32.31% of the total number of Shares outstanding assuming the conversion of convertible bonds held for the account of Ms. Leeds). This number consists of (1) 29,438,935 Shares held for the account of Baker Fund Cayman, (2) 9,130 Shares issuable upon conversion by Ms. Leeds of convertible bonds currently held for her account, (3) 1,276,119 Shares held for the account of Baker Coinvestors, L.P., and (4) 3,203,191 Shares held for the accounts of the other Limited Partnerships.

         (b)    (i)    Mr.  Baker may be deemed to have sole power to direct the
voting and disposition of the 9,130 Shares issuable upon conversion by Mr. Baker of the convertible bonds currently held for his account.

                (ii) Ms. Leeds may be deemed to have sole power to direct the voting and disposition of the 9,130 Shares issuable upon conversion by Ms. Leeds of the convertible bonds currently held for her account.

                (iii) Baker Fund Cayman may be deemed to have sole power to direct the voting and disposition of the 29,438,935 Shares held by Baker Fund Cayman.

                                                             Page 11 of 20 Pages

                (iv) Each of BCP Anguilla, Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 29,438,935 Shares held by Baker Fund Cayman.

                (v) Each of Baker Fund, Baker Partners, Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 1,276,119 Shares held by Baker Coinvestors, L.P.

                (vi) Each of Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 3,203,191 Shares held by the Limited Partnerships.

         (c) Except for the transactions described in Item 6 below, there have been no transactions effected with respect to the Shares since May 4, 2002 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) (i) Mr. Baker has the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer issuable upon conversion by Mr. Baker of convertible bonds currently held for his account.

                (ii) Ms. Leeds has the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer issuable upon conversion by Ms. Leeds of convertible bonds currently held for her account.

                (iii) The partners of Baker Fund have the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Fund in accordance with their partnership interests in Baker Fund.

                (iv) The partners of Baker Fund Cayman have the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Fund Cayman in accordance with their partnership interests in Baker Fund Cayman.

                (v) The partners of the Limited Partnerships have the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of the Limited Partnerships in accordance with their partnership interests in the Limited Partnerships.

         (e) Baker Fund and Baker Partners ceased to be the beneficial owner of more than five percent of the Shares on June 28, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On June 28, 2002, Baker Fund entered into a contribution agreement (the "Contribution Agreement") with Baker Fund Cayman (a copy of which is attached hereto as Exhibit G and is incorporated herein by reference in response to this
Item 6). Pursuant to the Contribution Agreement, Baker Fund agreed to contribute (the "Contribution") all of the Shares held for its account, 29,438,935 Shares, to Baker Fund Cayman and to Baker Fund Cayman's general partner, BCP Anguilla. Pursuant to the Contribution Agreement, Baker Fund Cayman and BCP Anguilla received Shares in the Contribution in proportion to the capital contributions of the limited partners of Baker Fund and Baker Partners that were initially applied to the purchase of the Shares held for the account of Baker Fund. Also pursuant to the Contribution Agreement, BCP Anguilla agreed to transfer the

                                                             Page 12 of 20 Pages

Shares it received from Baker Fund in the Contribution to Baker Fund Cayman. In consideration for these transfers, (i) Baker Fund Cayman issued limited partnership interests in Baker Fund Cayman to Baker Fund, (ii) Baker Fund Cayman issued a general partnership interest in Baker Fund Cayman to BCP Anguilla, and
(iii) BCP Anguilla issued membership interests in BCP Anguilla to Baker Fund. The partnership interests of Baker Fund Cayman received by Baker Fund were distributed to the partners of the Baker Fund.

         The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference.

         Except as set forth herein, and in prior amendments hereto, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 20 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 3, 2002                     BAKER COMMUNICATIONS FUND, L.P.

                                        By:   Baker Capital Partners, LLC
                                              Its General Partner


                                              By:   /s/ John C. Baker
                                                   ----------------------------
                                                     John C. Baker
                                                     Manager


                                        BAKER COMMUNICATIONS FUND (CAYMAN), L.P.

                                        By:   Baker Capital Partners
                                              (Anguilla), LLC
                                              Its General Partner


                                              By:   /s/ John C. Baker
                                                   ----------------------------
                                                     John C. Baker
                                                     Manager


                                        BAKER CAPITAL PARTNERS, LLC


                                              By:   /s/ John C. Baker
                                                   -----------------------------
                                                     John C. Baker
                                                     Manager


                                        JOHN C. BAKER

                                        /s/ John C. Baker
                                        -----------------------------


                                        ASHLEY LEEDS

                                        /s/ Ashley Leeds
                                        -----------------------------

                                                             Page 14 of 20 Pages



                                     ANNEX A

         The following is a list of all of the persons (other than Mr. Baker and Ms. Leeds) who serve as managers of Baker Partners.

Edward W. Scott
Henry Baker

         Each of the above-listed persons is a United States citizen whose principal business occupation is serving as a manager of Baker Partners and BCP Anguilla, and each has a business address c/o Baker Capital Corp., 540 Madison Avenue, New York, NY 10022.

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons holds any Shares directly.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 15 of 20 Pages


                                     ANNEX B

         The following is a list of all of the persons (other than Mr. Baker and Ms. Leeds) who serve as managers of BCP Anguilla.

Edward W. Scott
Henry Baker

         Each of the above-listed persons is a United States citizen whose principal business occupation is serving as a manager of Baker Partners and BCP Anguilla, and each has a business address c/o Baker Capital Corp., 540 Madison Avenue, New York, NY 10022.

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons holds any Shares directly.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 16 of 20 Pages



                                  EXHIBIT INDEX


G.    Form of the Contribution Agreement, dated as of                   17
      June 28, 2002, between Baker Communications Fund,
      L.P. and Baker Communications Fund (Cayman), L.P.